Amended

7/15/14


14030231

RECEIVED
2014 JUL 14 AM 8:01
SEC / MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 66976

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.E.S.A. SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Fifth Avenue, Sixth Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Richards 212-792-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 9 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD 7/17/14
OD 4/18/15

OATH OR AFFIRMATION

I, Brian Richards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.E.S.A. Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President

Title

Notary Public



CHRISTOPHER J NASTRI
Notary Public - State of New York
NO. 01NA6271503
Qualified in Richmond County
My Commission Expires 11/05/2016

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[X] (o) Independent Auditors' Report on Internal Control Structure

[X] (p) Statement of Cash Flows

M.E.S.A. SECURITIES, INC.
85 FIFTH AVENUE
NEW YORK, NEW YORK 10003

March 20, 2014

Cornick, Garber & Sandler, LLP
825 Third Avenue - 4th Floor
New York, New York 10022

Gentlemen:

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income, changes in shareholders' equity and cash flows of M.E.S.A. Securities, Inc. as of December 31, 2013 and for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of M.E.S.A. Securities, Inc. under Rule 17a-5 of the Securities and Exchange Act of 1934. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the United States. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of March 20, 2014, except as set forth in the notes to our financial statements or herein, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with generally accepted accounting principles in the United States and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We have made available to you all of the following:
   (a) Financial records and related data.
   (b) Minutes of the meetings of stockholders or the board of directors or any committee thereof during the period from the beginning of the year under examination by you to this date.

3. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

4. We have no knowledge of:
   (a) Fraud or suspected fraud affecting the Company involving management or others in the Company where the fraud could have a material effect on the financial statements.
   (b) Fraud or suspected fraud affecting the Company received in communications from employees, former employees or others.
   (c) Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

5. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

6. There are no:
   (a) Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements and guarantees.
   (b) Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements or commitments for the sale or repurchase of any other of the Company's securities.
   (c) Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
   (d) Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards ASC 450, Contingencies (i.e., notes, drafts and acceptances receivable, which have been discounted or sold with recourse, hearings or negotiations involving possible retroactive adjustments, taxes in dispute, endorsements, warranties, sureties or guarantees, unsettled judgments or claims, environmental liabilities, etc.).
   (e) Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards ASC 450.
   (f) Material transactions that have not been properly recorded in the accounting records underlying the financial statements.
   (g) Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line of credit or similar arrangements.
   (h) Agreements to repurchase assets previously sold.
   (i) Profit sharing or bonus arrangements.
   (j) Leases that are required to be capitalized pursuant to Statement of Financial Accounting Standards ASC 840.
   (k) Contractual obligations for the purchase of the stock, assets or business of another company.
   (l) Contractual obligations for construction and/or purchase of real property, equipment, patents, or other rights.
   (m) Subordination agreements with respect to any of the Company's liabilities.
   (n) Unusual accounting adjustments that have been made.
   (o) Unused balances outstanding on letters of credit.
   (p) Commitments to pay any post-employment or post-retirement benefits to any of our employees through either a formal or informal arrangement.
   (q) Information relating to risks and uncertainties existing as of the date of those statements regarding nature of operations, use of estimates in the preparation of financial statements, certain significant estimates and current vulnerability due to certain concentrations required to be disclosed in accordance with AICPA Statement of Position 94-6.
   (r) Significant estimates and material concentrations known to management that are required to be disclosed in accordance with FASB ASC 275, Risks and Uncertainties. Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.

7. In accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

8. We represent to you the following for the Company's fair value measurements and disclosures:
   (a) The underlying assumptions are reasonable and they appropriately reflect management's intent and ability to carry out its stated courses of action.
   (b) The measurement methods and related assumptions used in determining fair value are appropriate in the circumstances and have been consistently applied.
   (c) The disclosures related to fair values are complete, adequate, and in conformity with GAAP.
   (d) There are no subsequent events that require adjustments to the fair value measurements and disclosures included in the financial statements.

9. Receivables totaling $1,089,693 recorded in the financial statements represent valid claims against debtors for sales or other charges arising on or before the balance sheet date and have been appropriately reduced to their estimated net realizable value.

10. The Company has satisfactory title to all owned assets and there are no liens or encumbrances on such assets nor has any asset been pledged.

11. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance or, if there was such noncompliance, we have obtained waivers in that regard and have provided you with same.

12. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

13. There are no other material weaknesses or inadequacies at December 31, 2013, or during the period January 1, 2013 to March 20, 2014 in the internal accounting controls and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

14. Net capital computations, prepared by the Company during the period from January 1, 2013 through March 20, 2014, indicated that the Company was in compliance with the requirements of Rule 15c3-1 (and applicable exchange requirements) at all times during the period.

15. The Company has appropriately reconciled its books and records (for example, general ledger accounts) underlying the financial statements to their related supporting information (for example, sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

16. No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

17. We acknowledge that, due to the size of the Company, we are unable to maintain an accounting department with a sufficient number of personnel to provide the degree of segregation of duties, physical control over assets and other internal accounting controls which might exist in a larger organization and that we understand the associated risk factors.

18. We believe the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

b. We believe that the effects of the uncorrected financial statement misstatements are immaterial, both individually and in the aggregate, to the current year's financial statements taken as a whole.

Very truly yours,

M.E.S.A. SECURITIES, INC.



By:____________________

Brian Richards
President

M.E.S.A. SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

M.E.S.A. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2013

ASSETS

Cash	$ 2,434,555
Investments	784,330
Accounts receivable (less $120,000 allowance for doubtful accounts)	1,089,693
Prepaid expenses	31,890
Employee loan receivable	10,000
Property and equipment (at cost, less $464,853 accumulated depreciation)	132,376
Due from related parties (including $14,946 of accrued interest)	540,367
Restricted cash	284,397
Deferred tax assets (net of $64,000 deferred tax liabilities)	113,000
Deposits and other assets	5,726
TOTAL	$ 5,426,334

LIABILITIES

Accounts payable and accrued expenses	$ 1,687,176
Contingent bonuses and employee benefits	1,354,035
Deferred revenue	72,927
Payroll taxes payable	127,558
Income taxes payable	15,581
Deferred rent	52,850
Total liabilities	3,310,127
Commitments	

SHAREHOLDERS' EQUITY

Series A redeemable preferred stock - no par or stated value, 12 shares authorized; 11 shares issued	--
Common stock - no par value, 200 shares authorized; 20 shares issued, at stated value	1,000
Additional paid-in capital	2,628,285
Deficit	(513,078)
Total shareholders' equity	2,116,207
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,426,334

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Capital Stock				Additional Paid-in Capital	(Deficit)	Total Shareholders' Equity
	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount			
Balance - January 1, 2013	11	$ --	20	$ 1,000	$ 2,628,285	$ (246,137)	$ 2,383,148
Net loss						(266,941)	(266,941)
Balance - December 31, 2013	11	$ --	20	$ 1,000	$ 2,628,285	$ (513,078)	$ 2,116,207

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:		
Advisory, consulting and placement fee income		$ 8,945,276
Unrealized loss on investments		(166,501)
Net revenues		8,778,775
Expenses:		
Payroll	$ 5,352,576	
Payroll taxes	233,748	
Professional fees	690,404	
Rent and other facility expenses	491,829	
Insurance	242,202	
Travel and entertainment (net of $110,610 reimbursed expenses)	116,343	
Employee benefits	637,287	
Business development	209,231	
Office expenses	68,482	
Business materials	60,694	
Utilities	37,149	
Other service expenses	137,506	
Bad debt expense	782,262	
Depreciation	94,493	9,154,206
Operating loss before other income (expenses) and income taxes		(375,431)
Other income (expenses)		
Loss on disposal of property and equipment	(21,951)	
Interest income	17,354	(4,597)
Loss before income taxes		(380,028)
Income tax credit		113,087
NET LOSS		$ (266,941)

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

INCREASE (DECREASE) IN CASH

Cash flows from operating activities:	
Net loss	$ (266,941)
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Depreciation	94,493
Bad debt expense	782,262
Accrued interest	(13,774)
Loss on investments	166,501
Loss on disposal of property and equipment	21,951
Net change in asset and liability accounts:	
Accounts receivable	68,598
Prepaid expenses	(5,337)
Deferred taxes	(151,000)
Deposits and other assets	4,236
Accounts payable and accrued expenses	433,841
Contingent bonuses	(375,965)
Deferred revenue	(153,806)
Deferred rent	(24,788)
Payroll taxes payable	72,003
Income taxes payable	35,111
Total adjustments	954,326
Net cash provided by operating activities	687,385
Cash flows from investing activities:	
Employee loan advances	(10,000)
Repayment of employee advances	75,000
Advances to related party	(476,942)
Acquisition of property and equipment	(12,960)
Net cash used for investing activities	(424,902)
NET INCREASE IN CASH	262,483
Cash - January 1, 2013	2,172,072
CASH - DECEMBER 31, 2013	$ 2,434,555
Supplementary disclosure of cash paid for income taxes	$ 3,243

The notes to financial statements are made a part hereof.

M.E.S.A. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2013

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Organization

M.E.S.A. Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities on a best efforts basis and the provision of consulting and advisory services. Revenue from consulting and advisory services is recognized as services are performed. Revenue from private placements is recognized when the transaction closes.

Summary of Significant Accounting Policies

Cash

The Company maintains cash balances at one financial institution. The account is covered by regular FDIC insurance up to $250,000. Approximately $2,503,000 of the Company's cash exceeded the U.S. federally insured limits at December 31, 2013.

Investments

Investments are stated at fair value as determined by management and unrealized appreciation or depreciation is included in net assets and reflected in the statement of operations.

The Company records its investments at fair value as specified in the Financial Accounting Standards Board standard on "Fair Value Measurements" which establishes a hierarchy for measuring fair value. That standard provides a hierarchy of three levels of input data for determining the fair value of an asset or liability; Level 1 is quoted prices for identical items in active, liquid and visible markets, Level 2 is observable information for similar items in active or inactive markets and Level 3 is unobservable inputs to be used in situations where markets don't exist or are illiquid.

(Continued)

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies (Continued)

Investments (Continued)

In connection with its current and prior years' private placements, advisory and consulting deals, the Company has received certain equity interests and warrants for the purchase of equity interests in its customers. The Company calculates the fair value of its warrants using the Black-Scholes model which is a mathematical calculation where the fair value of the warrant is a function of the present market value of the underlying security, the exercise price, the time frame until expiration of the warrant, the risk-free discount rate and the average volatility in the price of the underlying security. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been used had a ready market for the non-publicly traded securities existed and the differences could be material.

Revenue Concentration and Accounts Receivable

Currently, the Company deals exclusively with companies in the Media and Entertainment Industries. Given the nature of the Company's business, the majority of its fees and commissions in any given year are earned from different customers then in prior years. For the year ended December 31, 2013, four customers accounted for approximately 52% of net revenues with the largest accounting for 14% of net revenue.

Trade accounts receivable from customers are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance for estimated doubtful accounts is based on the Company's history of write-offs, the level of past due accounts, and its relationship with, and the economic status of, its customers.

Depreciation of Property and Equipment

Depreciation is computed on the straight-line method for financial accounting purposes and on accelerated methods for income tax purposes at rates which are designed to write off the assets over their estimated useful lives. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease.

(Continued)

NOTE A - **Principal Business Activity and Summary of Significant Accounting Policies (Continued)**

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences in the recognition of income and expenses for financial and tax reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled and are calculated using enacted income tax rates.

Generally accepted accounting principles clarify the accounting for the uncertainty in income taxes recognized in the Company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2013, the Company does not believe it has uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.

The Company's federal, state and local income tax returns have not been examined by the taxing authorities in recent years. Years ended December 31, 2010, 2011 and 2012 remain open to examination by federal, state and local income tax authorities.

(Continued)

NOTE B - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $477,411 which was $347,005 in excess of its required net capital of $130,406. The Company's net capital ratio was 4.10 to 1. Under certain circumstances, withdrawals of capital may be restricted (see Note I).

NOTE C - Fair Value Measurements

The Company treats its investments of $784,330 as Level 3 investments (Note A) at December 31, 2013 in accordance with the provisions of the Financial Accounting Standard Board standard on "Fair Value Measurements".

Such investments are comprised of the following at December 31, 2013:

	Beginning Balance	Purchases, Issuances and Settlements	Unrealized Losses Related to Assets Held at Year-End	Ending Balance
Common stock:				
Entertainment	$ 25,000		$ 25,000	$ -
Preferred stock:				
Entertainment	649,969	$ -	66,389	716,358
Common stock warrants:				
Entertainment	275,862		(207,890)	67,972
	$ 950,831	$ -	$ (166,501)	$ 784,330

(Continued)

NOTE D - Property and Equipment

Property and equipment at December 31, 2013 are comprised of:

Cost:	
Computer equipment	$ 111,904
Office furniture	171,279
Leasehold improvements	314,046
Total	597,229
Less accumulated depreciation	(464,853)
Net	$ 132,376

Computer equipment and office furniture are depreciated over their estimated useful life of 5 years. Leasehold improvements are being depreciated over the remaining term of the lease.

Depreciation expense for the year ended December 31, 2013 is $94,493.

NOTE E - Related Party Transactions

Employee Loan Receivable

In April 2013, the Company advanced an employee $10,000. The loan, which bears no interest, was partially repaid in February 2014. A balance of $5,000 remains outstanding on the loan.

Due from Related Parties

The Company advanced an affiliate, MESA + Management, LLC (the "Affiliate") controlled by the common shareholders of the Company, funds during 2013 to assist in the formation of the Affiliate's operations as an investment advisor. The loan, plus interest at 7% a year, is payable when the Affiliate becomes self-sufficient. At December 31, 2013, $537,936 is due from this Affiliate.

The Company has receivables from two other affiliates owned by the common shareholders. These amounts have no specific due date and are noninterest bearing. At December 31, 2013, $2,431 is due from these affiliates.

(Continued)

NOTE F - Restricted Cash

The Company has set aside $284,397 in a restricted bank account in support of an outstanding letter of credit expiring in November 2014 granted in favor of its landlord.

NOTE G - Contingent Bonuses

Several employees earned bonuses for placement deals that were earned in 2013. However, payment of those bonuses is contingent upon the collection of the related receivable.

NOTE H - Income Taxes

Income taxes on the statement of income are summarized as follows:

Currently payable:	
Federal	$ 2,500
New York State	6,413
California	8,000
New York City	21,000
Total	37,913
Net change in deferred income taxes (see Note A)	(151,000)
Total credit	$ (113,087)

Deferred income taxes result from the temporary difference in recording certain revenues and expenses for financial accounting and income tax reporting purposes. The principal difference at December 31, 2013 result from the nondeductibility of bad debt allowances and certain accrued bonuses until realized or paid for income tax purposes and the deferred recognition for income tax purposes related to certain warrants received for services.

(Continued)

NOTE I - Shareholders' Equity

In July 2009, the Company's Certificate of Incorporation was amended to authorize the issuance of 12 shares of Series A redeemable preferred stock (the "Preferred Stock"), no par value. The original issue price of $250,000 per share, plus accrued but unpaid dividends, is redeemable by the Company on the fifth anniversary of their issue. However, the preferred stock can only be redeemed if it would not cause the Company's net capital, as calculated pursuant to SEC Rule 15c3-1, to fall below $500,000. The Company also has the option to redeem all of the Preferred Stock at any time after the date of issuance for $275,000 per share plus accrued but unpaid dividends, subject to the same restriction as above. Through December 31, 2013, eleven shares of preferred stock have been issued for a total of $2,750,000.

Holders of the Preferred Stock are not entitled to vote on any matter submitted to a vote of the shareholders of the Company.

The Preferred Stock shareholders are entitled to receive dividends at the rate of 8% per share a year based on the issue price of $250,000 subject to adjustment for stock dividends, stock splits, combinations or recapitalizations, as defined. Dividends are cumulative and accrue from date of issue, whether or not declared by Board of Directors. At December 31, 2013, the cumulative dividends in arrears on the Preferred Stock were $922,466.

Upon sale or liquidation of the Company's assets, the holders of the Preferred Stock have preference over the holders of the Common Stock.

NOTE J - Commitments

The Company's lease for office space in New York City expires in November 2014, and provides for periodic increases of minimum rent, plus escalation charges. The average annual rent under this lease is approximately $250,000.

The Company's lease for office space in Los Angeles, California expires in October 2017 and provides for periodic rent increases over the rental period averaging approximately $60,000 a year plus escalation charges.

(Continued)

NOTE J - Commitments (Continued)

At December 31, 2013, future minimum annual payments under these leases are due as follows:

Year ending December 31:	
2014	**$334,814**
2015	**64,135**
2016	**66,059**
2017	**56,592**
Total	**$521,600**

The Company also leases additional office space in San Francisco, California on a month-to-month basis for $800 per month.

Rent expense for year ended December 31, 2013 was $319,684.

NOTE K- 401(k) Profit Sharing Plan and Pension Plan

In 2013, the Company adopted a 401(k) profit sharing plan and a supplementary pension plan for certain employees of the Company.

The 401(k) profit sharing plan provides for contributions by the Company of a discretionary matching percentage of the amount contributed by eligible employees. In addition, the plan provides for special discretionary contributions up to the maximum amount allowable as a deduction for income tax purposes, as approved by the Board of Directors.

The pension plan, whose contributions are limited based on the contributions to the 401(k) profit sharing plan, is available to all common shareholders and non-highly compensated employees who meet certain eligibility requirements. The pension plan provides for annual actuarially determined contributions designed to provide benefits based solely on the amounts funded and is considered the functional equivalent of defined contribution plan.

Company contributions to these plans aggregated $535,270 for the year.

SCHEDULE 1

M.E.S.A. SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2013

Net Capital:

Shareholders' equity before liabilities subordinated to claims of general creditors and nonallowable assets		$ 2,116,207
Add:		
Discretionary bonuses and employee benefits		1,354,035
Shareholders' equity before nonallowable assets		3,470,242
Nonallowable assets:		
Petty cash	$ 1,053	
Investments	784,330	
Accounts receivable	1,089,693	
Prepaid expenses and other current assets	31,890	
Property and equipment	132,376	
Note receivable	10,000	
Due from related party	540,367	
Defered tax asset	113,000	
Restricted cash	284,397	
Deposits and other assets	5,726	2,992,832
Net capital		477,411
Minimum net capital required		130,406
Excess net capital		$ 347,005

Capital Ratio:

Ratio of aggregate indebtedness to net capital	4.10

Reconciliation with Company's computation of net capital (included in Part IIA of Form X-17A-5 as of December 31, 2013)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 744,488
Adjustment to revenues	(89,854)
Adjustments to expenses	(84,672)
Adjustment to nonallowable assets	215,009
Adjustments to liabilities	(307,560)
Balance - December 31, 2013 (as above)	$ 477,411

SCHEDULE 2

M.E.S.A. SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS AT DECEMBER 31, 2013

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(i) because it does not hold funds or securities for or owe money or securities to its customers.

M.E.S.A. SECURITIES, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2013

Form SIPC-7 General Assessment for the year	$ 20,423
Less payment made with interim SIPC-6	12,094
Amount due with SIPC-7 - paid in March 2014	$ 8,329

SIPC Collection Agent: Securities and Protection Corporation

M.E.S.A. SECURITIES, INC.

SUMMARY OF AUDIT DIFFERENCES

AS AT DECEMBER 31, 2013

		Current Year Over (Under) Statement
Income statement adjustments:		
Net income:		
Adjustment for overstated liabilities	$	(5,604)
Income tax effect of the foregoing (29.47% effective tax rate)		1,712
Cumulative effect (before effect of prior year differences)	$	(3,892)
Effect of unadjusted differences - prior year (net of tax)		2,738
Cumulative effect (after effect of prior year differences)		(1,154)
Balance sheet adjustments:		
Total assets	$	-
Total liabilities		8,963
Shareholders' equity	$	(8,963)